UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy East Management Corporation
 Tax Deferred Savings Plan
89 East Avenue
Rochester, New York 14649

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260-5116

REQUIRED INFORMATION

The Energy East Management Corporation Tax Deferred Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy East Management Corporation
Tax Deferred Savings Plan

Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

ENERGY EAST MANAGEMENT CORPORATION
TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Energy East Management Corporation
Tax Deferred Savings Plan
Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm - Baker Newman &	1
Noyes, LLC

Financial Statements: Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

Consent of Independent Registered Public Accounting Firm - Baker Newman & Noyes, LLC	Exhibit 23

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Energy East Management Corporation
Tax Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Energy East Management Corporation Tax Deferred Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Energy East Management Corporation Tax Deferred Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

Energy East Management Corporation
Tax Deferred Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments (at fair value)
Registered Investment Companies	$ 5,972,634	$ 4,953,276
Energy East Corporation Stock Fund	2,123,001	1,824,926
Stable Value Fund	368,946	291,159
Participant loans	51,800	19,923

	8,516,381	7,089,284

Receivables:
Contributions Receivable	15,140	13,875

Net assets reflecting all investments at fair value	8,531,521	7,103,159

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	6,111	4,233

Net assets available for benefits	$ 8,537,632	$ 7,107,392

See notes to financial statements.

Energy East Management Corporation
Tax Deferred Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 702,903	$ (102,709)
Interest and dividends	348,911	243,148

	1,051,814	140,439

Contributions:
Participant	666,357	742,687
Employer	88,667	88,275
Transfers from other qualified plans	-	6,673,987

	755,024	7,504,949

Total additions	1,806,838	7,645,388

Deductions:
Benefits paid to participants	218,544	537,996
Transfers to other qualified plans	158,054	-

Total deductions	376,598	537,996

Net increase	1,430,240	7,107,392
Net assets available for benefits: Beginning of year	7,107,392	-

End of year	$8,537,632	$7,107,392

See notes to financial statements.

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of the Energy East Management Corporation (Company) Tax Deferred Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective January 1, 2005, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan. The initial participants and their current balance were transferred in from other Company plans.

The Plan is a defined contribution plan covering employees of the Company that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 31 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions range from 1% to 50% of the participant's base compensation and may include overtime pay and are subject to limitations stipulated by the Code. Participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2005 was $4,000 and increases by $1,000 a year until the additional contribution reached a maximum of $5,000 in 2006.

The Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 25% of the participant's contributions to any investment option (up to 1.5% of the participant's annual base compensation as of the first day of the year). (See Note 4.)

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other available investment options.

Participants can direct the investment of their contributions into various investment options offered by the Plan.

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

Upon termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Interest rates on loans outstanding at year end range from 5.00% to 9.50% for 2006 and 2005. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the presentation of the 2006 financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefit based on the contract value.

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3. INVESTMENTS (Continued)

A summary of the investments at December 31, 2006 and 2005 is as follows:

	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$5,972,634

Stable Value Fund:
Intermediate Term Bond Fund		359,845
Liquidity Fund		9,101
Wrapper contracts	AA-AAA	-

		368,946

Energy East Corporation Stock Fund		2,123,001
Participant loans		51,800

Total		$8,516,381

	2005

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		4,953,276

Stable Value Fund:
Intermediate Term Bond Fund		287,256
Liquidity Fund		3,903
Wrapper contracts	AA-AAA

		291,159

Energy East Corporation Stock Fund		1,824,926
Participant loans		19,923

Total		7,089,284

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $6,111 and $4,233 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:
	2006	2005

PIMCO Total Return Fund	$ -	$382,069
Fidelity Diversified International Fund	781,764	597,822
T. Rowe Price Equity Income Fund	1,133,347	863,372
T. Rowe Price Growth Stock Fund	1,133,940	983,051
T. Rowe Price Retirement 2015 Fund	452,660	377,914
T. Rowe Price Retirement 2025 Fund	-	400,815
T. Rowe Price Retirement 2030 Fund	498,788	386,713
Energy East Corporation Stock Fund	2,123,001	1,824,926

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005 as follows:

	2006	2005

Registered Investment Companies	$ 525,321	$ 184,919
Stable Value Fund	16,608	3,346
Energy East Corporation Stock Fund	160,974	(290,974)

	$ 702,903	($102,709)

4.   NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2006 and 2005 and the significant components of the changes in net assets for the years ended December 31, 2006 and 2005, relating to the nonparticipant-directed investments is as follows:

	2006	2005

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$ 789,102	$ 698,764
Changes in Net Assets:
Net appreciation (depreciation) in fair value	60,753	(109,251)
Interest and dividends	37,460	33,725
Employer matching contributions	88,935	87,950
Benefits paid to participants	(23,243)	(29,329)
Net Transfers	(73,576)	712,735
Net Loan Transactions	549	2,934

	$ 90,878	$ 698,764

Energy East Management Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.   INCOME TAX STATUS

The Company has not yet applied for a determination letter from the Internal Revenue Service. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the Plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINSTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

8.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $6,111 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $6,111.

Energy East Management Corporation
Tax Deferred Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 359,845
*	JPMCB Liquidity Fund	Commingled Fund	9,101
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		368,946

	Pimco Total Return Fund	Registered Investment Company	373,636
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,133,347
	Domini Social Equity Class R	Registered investment company	1,166
	Fidelity Diversified International Fund	Registered Investment Company	781,764
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	1,133,940
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	155,393
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	452,660
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	303,868
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	338,770
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	498,788
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	17,612
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	45,241
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	222,171
	Vanguard Explorer	Registered Investment Company	332,679
	Vanguard Institutional Index Fund	Registered Investment Company	181,599
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	2,123,001
*	Loan Fund	Participant Loans (5.0% - 9.50%)	51,800

	Total		$8,516,381

*	Party-in-interest